

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

Philip W. Tomlinson
Chairman and Chief Executive Officer
Total System Services, Inc.
One TSYS Way
Columbus, Georgia 301901

> **Re: Total System Services, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 18, 2010**
> **File No. 001-10254**

Dear Mr. Tomlinson:

       We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel